Filed by Nebula Caravel Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Nebula Caravel Acquisition Corp.

Commission File No. 333-253110

The following email was sent to employees of Rover on July 12, 2021

Subject Line: Next Steps in the Rover-Caravel deal

Rover team,

We’re happy to share that today is another major milestone on Rover’s path to become a public company. On July 9, 2021, Caravel’s registration statement was declared effective by the SEC. This means that over the next few weeks, Caravel’s stockholders will have an opportunity to vote on our merger, and simultaneously, you will need to sign required documents and make decisions (subject to deadlines) if you hold vested stock options and/or shares of Rover stock. These decisions and deadlines are described in detail in the attached FAQs.

Next steps for Rover employees

As of today, July 12, 2021, you can log into your Shareworks account to (1) sign required documents and make certain decisions related to your equity, including (2) exercising options (if you hold vested options) and (3) electing to receive merger consideration in cash (if you hold shares of Rover stock). You’ll need to make those decisions by the following deadlines, as applicable:

Option Exercise Deadline: July 19, 2021

This is the last day before the deal closes that you will be able to exercise your vested options (if you have any) and receive merger consideration for the underlying shares of Rover stock. Otherwise, your options will automatically convert to ROVR options upon the completion of the merger using the Option Exchange Ratio (which is described in more detail in the FAQs).

Election Date: July 26, 2021

This is the last day before the deal closes that you will be able to elect to receive cash for some/all of your shares of Rover stock (if you have any). Note that, even if you make a valid cash election, under the terms of the deal you are not guaranteed to receive merger consideration in cash.

Regardless of whether you elect to receive cash for some or all of your shares of Rover stock, you are required to accept/sign certain documents available on your Shareworks account or directly from Rover, upon request, in order to receive merger consideration for your Rover shares. If you only hold unvested Rover options, or if you do not want to exercise any of your vested options before the Option Exercise Deadline, you do not need to take any action at this time.

Before making these decisions, please carefully read the documents provided by Rover and Caravel in connection with the deal, and please check out our FAQs where we’ve included information about these decisions, including how to make them and the relevant deadlines. Below, we’ve included a few key takeaways about this stage of the process:

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If you hold Rover shares, you should also receive (or have received) an email from Shareworks today. This email will prompt you to log in to your Shareworks account so that you can take actions related to your Rover stock.

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The deal has not closed yet, nor is it guaranteed to close. The S-4 effective date is a big milestone, but closing is contingent on a number of steps, including stockholder approvals and other closing conditions.

•	Our communications guidelines remain the same:

•

Please refamiliarize yourself with the social media guidelines in our Employee Handbook (page 27), and if you’re contacted by a member of the media, please do not provide any information about Rover and instead direct them to Kristin Sandberg at ***.

•

Do not buy, sell, or make recommendations to others to buy/sell Caravel stock or share confidential information regarding Rover. Employees of Rover are highly likely to have non-public information, and it’s important that you do not act on that information about Rover or this deal. We will discuss this further in a forthcoming insider trading training.

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As always, do not share any projections, business metrics, financial information or anything else that could be interpreted as trying to affect the value of Rover or Caravel externally. The SEC has strict guidelines that we must follow. We will share more details shortly.

We’re here to help!

Tomorrow, July 13, at 8:00am PT, the Shareworks team will be providing a review of the decisions available to you, some of the relevant tax concepts in the United States, and a live walkthrough of the Shareworks platform.

If you’ve read through all of the FAQs and you still have questions, please email *** (for questions about Shareworks) or *** (for all other questions), and we will get back to you as soon as we can.

We’ve reached this milestone thanks to each and every team member who has been part of this journey since the beginning. As we’ve navigated the business through a global pandemic with our loving pets at our sides, our mission has taken on even greater meaning. In the midst of surging pet adoption and as our community returns to work and travel, this deal helps us invest in Rover’s growth so we can build a future in which everyone can experience the unconditional love of a pet. Thank you for staying focused on our customers and our mission, and for all your work as we continue on this exciting path.

The Rover Team

Important Information and Where to Find It

This communication relates to the proposed merger involving Nebula Caravel Acquisition Corp. (“Caravel”) and A Place for Rover, Inc. (“Rover”). Caravel has filed a Registration Statement on Form S-4 with the SEC, which includes a proxy statement and prospectus of Caravel and an information statement of Rover, and which was declared effective by the SEC on July 9, 2021. Each party may file other documents with the SEC regarding the proposed transaction. A definitive proxy statement/prospectus/information statement will also be sent to the stockholders of Caravel and Rover, seeking any required stockholder approvals. Before making any voting or investment decision, investors and securityholders of Caravel and Rover are urged to carefully read the entire registration statement and proxy statement/prospectus/information statement, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by Caravel with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. Alternatively, these documents, when available, can be obtained free of charge from Caravel upon written request to Nebula Caravel Acquisition Corp., Four Embarcadero Center, Suite 2100, San Francisco, California 94111.

Participants in the Solicitation

Caravel, Rover and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Caravel, in favor of the approval of the merger. Information regarding Caravel’s directors and executive officers is contained in the section of Caravel’s Form S-4 titled “Information About Caravel”, which was filed with the SEC on July 9, 2021. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the registration statement and the proxy statement/prospectus/information statement and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

No Offer or Solicitation

This communication does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This communication also does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor will there be any sale of any securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, Caravel’s and Rover’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates” or “intends” or similar expressions. Such forward-looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements. Certain of these risks are identified and discussed in the section of Caravel’s Form S-4 titled “Risk Factors” which was filed with the SEC on July 9, 2021. These risk factors will be important to consider in determining future results and should be reviewed in their entirety. These forward-looking statements are based on Caravel’s or Rover’s management’s current expectations and beliefs, as well as a number of assumptions concerning future events. However, there can be no assurance that the events, results or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and neither Caravel nor Rover is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports, which Caravel has filed or will file from time to time with the SEC.

In addition to factors previously disclosed in Caravel’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: risks and uncertainties related to the inability of the parties to successfully or timely consummate the merger, including the risk that any required regulatory approvals or stockholder approvals of Caravel or Rover are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the merger is not obtained, failure to realize the anticipated benefits of the merger, risks related to Rover’s ability to execute on its business strategy, attract and retain users, develop new offerings, enhance existing offerings, compete effectively, and manage growth and costs, the duration and global impact of COVID-19, the number of redemption requests made by Caravel’s public stockholders, the ability of the combined company to meet Nasdaq’s listing standards (or the standards of any other securities exchange on which securities of the public entity are listed) following the merger, the inability to complete the private placement of common stock of Caravel to certain institutional accredited investors, the risk that the announcement and consummation of the transactions disrupts Rover’s current plans and operations, costs related to the transactions, the outcome of any legal proceedings that may be instituted against Caravel, Rover, or any of their respective directors or officers, regarding the proposed transaction, the ability of Caravel or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future, the failure to realize anticipated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions and purchase price and other adjustments; and those factors discussed in documents of Caravel filed, or to be filed, with SEC.

Additional factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements can be found in Caravel’s most recent reports on Form 8-K, which are available, free of charge, at the SEC’s website at www.sec.gov, and in the Registration Statement on Form S-4 and Caravel’s proxy statement/prospectus/information statement when available. Any financial projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Caravel’s and Rover’s control. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. Caravel and Rover believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The inclusion of projections in this communication should not be regarded as an indication that Caravel and Rover, or their representatives, considered or consider the projections to be a reliable prediction of future events.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in Caravel and is not intended to form the basis of an investment decision in Caravel. All subsequent written and oral forward-looking statements concerning Caravel and Rover, the proposed transaction or other matters and attributable to Caravel and Rover or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.